FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Pacific North West Capital Corp.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

February 22, 2008

Item 3: News Release:

A news release dated and issued on February 22, 2008 was disseminated through Canada News Wire

Item 4: Summary of Material Change:

Stock Options Granted

Item 5: Full Description of Material Change:

February 22, 2008, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF, FRANKFURT: P7J) –Pacific North West Capital Corp. (the “Company”) has granted 1,200,000 incentive stock options to directors, officers, employees and consultants of the Company at the exercise price of $0.60 per common share for a period of five years, subject to regulatory approval.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Charlotte Brown, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 22nd  day of February 2008.